Watermark Securities, Inc.

Statement of Financial Condition
December 31, 2024

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Watermark Securities, Inc.

Contents

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43902

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____1/1/24_____ AND ENDING _____12/31/24_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____Watermark Securities Inc._____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

900 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Link	212-451-1187	mlink@zweig-dimenna.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route 1, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)
9/18/2003		217	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Link, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Watermark Securities Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

MOSHE A LUCHINS
Notary Public - State of New York
NO. 02LU5078353
Qualified In New York County
My Commission Expires Jul 25, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Watermark Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Watermark Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 9 to the Financial Statements, the Company filed Form BDW on February 6, 2025 to withdraw its registration from the SEC and terminate its membership with FINRA. As of the date of this report, the termination is pending with both regulatory agencies. Our report is not modified with respect to this matter.

We have served as the Company's auditor since 2024.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 28, 2025

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$ 496,873
Receivable from clearing broker	120,466
Due from affiliate	5,998
Prepaid expenses and other assets	10,302
Total Assets	**$ 633,639**

Liabilities and Stockholder's Equity

Liabilities:

Accrued expenses	$ 14,475
Total Liabilities	**14,475**
Commitments (Notes 3, 7 and 8)	-

Stockholder's Equity:

Common stock, $.001 par value - 20,000 shares authorized; 3,600 shares issued and outstanding	4
Additional paid-in capital	35,996
Retained earnings	583,164
Total Stockholder's Equity	**619,164**
Total Liabilities and Stockholder's Equity	**$ 633,639**

See accompanying Notes to Statement of Financial Condition.

1. Business

Watermark Securities, Inc. ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). For the period January 1, 2024 through September 30, 2024 the Company provided services for affiliated institutional clients and cleared all transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company operated under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii). The Company terminated its clearing relationship with this broker dealer as of September 30, 2024 and is no longer performing these services to any clients.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240 17a-5.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of ninety days or less, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company's management reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of December 31, 2024, no property or equipment have been deemed impaired.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Income Taxes

The Company has elected S Corporation status for income tax purposes and, as such, income flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal or New York State income taxes. The financial statements include a provision for a New York State minimum tax and New York City corporate income taxes, as New York City does not recognize S Corporation status. Deferred income taxes arising from temporary timing differences

between the tax basis of assets and liabilities and their reported amounts in the financial statements are immaterial.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. Management has analyzed the Company's tax positions taken on Federal, New York State and New York City income tax returns for all open tax years and has concluded that, as of December 31, 2024, no liabilities are required to be recorded in connection with such uncertain tax positions in the Company's financial statements. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The open tax years under potential examination vary by jurisdiction. No income tax returns are currently under examination. The Company is generally no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for the years ended December 31, 2020 and prior.

The Company's New York City Corporation Business Tax provision is calculated at 8.85% of the greater of the Company's pre-taxable net income or its alternative tax base amount.

Included in prepaid expenses and other assets on the Statement of Financial Condition is approximately $2,500 of New York City tax overpayments made in prior years, which the Company intends to apply to taxes otherwise due in 2025.

Financial Instruments – Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. As of December 31, 2024, there was no allowance for credit loss.

Receivable from Clearing Broker. The Company's receivables from clearing broker includes initial cash deposits and other cash balances remaining from operations, all of which was collected subsequent to December 31, 2024.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, including agency transactions and mutual fund distribution. The Company has identified its President as the chief operating decision make ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is the measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant account policies.

Sale/Repurchase of Common Stock

On October 31, 2024, the Board of Director ("Board") authorized the repurchase of 1,300 shares from four shareholders at a price of $176 per share. Total proceeds of $228,800 were paid to shareholders on November 12, 2024.

3. Significant Risk Factors

Commitments and Financial Instruments With Off-Balance Sheet Risk

The Company is subject to the following:

Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

During the year the Company facilitated the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's cash held as deposits or pay net commissions owed.

The Company's policy is to monitor its counterparty risk. The Company terminated it clearing arrangement on September 30, 2024.

4. Receivable From Clearing Broker

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. Included in receivable from clearing broker is $100,000 in cash held in this account at December 31, 2024. This cash serves as collateral for potential defaults of the Company and for any amounts due to broker.

Receivable from clearing broker includes all cash balances held at this broker. The $100,000 collateral balance and all other cash balances were collected subsequent to December 31, 2024.

5. Property and Equipment

At December 31, 2024, property and equipment consists of:

	Amount
Computer equipment	$ 2,675
Furniture and fixtures	11,250
Leasehold improvements	40,997
	54,922
Less: Accumulated depreciation and amortization	(54,922)
	$ 0

6. Related Party Transactions

An affiliate provides certain administrative, operational, and other services whose costs are allocated to the Company based on an expense sharing agreement. As of December 31, 2024, the balance due from this affiliate was $5,998. This balance was subsequently applied to allocated expenses in 2025.

The company had a lease agreement with an affiliate for the period January 1, 2024 through September 30, 2024.

7. Regulatory Net Capital Requirements

Under the "Uniform Net Capital Rule" of the SEC, the Company is required to maintain regulatory net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, as defined, shall not exceed 15 to 1. While regulatory net capital and aggregate indebtedness may change from day to day, at December 31, 2024, the Company's regulatory net capital of $602,864 exceeded minimum requirements by $597,864 and the ratio of aggregate indebtedness to regulatory net capital was 0.02 to 1.

8. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

9. Subsequent Events

On February 6, 2025, the Company filed Form BDW to withdraw its registration from the SEC and terminate its membership with FINRA. As of the date of this report the termination is pending with both regulatory agencies.

In February 2025, the SEC has begun an examination of the Company. As of the date of this report, the examination is still in process and the exam results are pending.

The Company approved this financials statement and evaluated subsequent events for recognition and disclosure through the date this financial statement was issued.